Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Advantage Oil & Gas Ltd. Begins Trading on the Toronto and New York
     Stock Exchanges

     CALGARY, July 14 /CNW/ - Advantage Oil & Gas Ltd. ("AOG" or the
"Corporation") (AAV - TSX, AAV - NYSE) announced today that it's common shares and convertible debentures will commence trading on the Toronto Stock Exchange under the new trading symbols "AAV", "AAV.DB.C", "AAV.DB.D", "AAV.DB.E", and
"AAV.DB.G" and the Corporation's common shares will commence trading on the
New York Stock Exchange under the symbol "AAV". The trust units and convertible debentures of the predecessor entity, Advantage Energy Income
Fund, will be delisted at this time.

     Advisory

     The information in this press release contains certain forward-looking statements including, without limitation, the anticipated timing of the listing of AOG's common shares on the Toronto Stock Exchange and New York
Stock Exchange; the listing of the convertible debentures on the Toronto Stock
Exchange and the delisting of the Fund's trust units on the New York Stock
Exchange and Toronto Stock Exchange and delisting of the convertible debentures on the Toronto Stock Exchange. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek",
"anticipate", "plan", "continue", "estimate", "expect", "may", "will",
"project", "predict", "potential", "targeting", "intend", "could", "might",
"should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond AOG's control, including: the impact of general economic conditions;
industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. AOG's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that AOG will derive from them. Except as expressly required by law, AOG undertakes no obligation to publicly update or revise any forward-looking statements.

     %CIK: 0001468079

     /For further information: Investor Relations, Toll free: 1-866-393-0393,
ADVANTAGE OIL & GAS LTD., 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P 4H2,
Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site: www.advantageog.com,
E-mail: ir(at)advantageog.com/
     (AVN.UN. AAV AAV.DB.C. AAV.DB.D. AAV.DB.E. AAV.DB.G. AAV.)

CO:  Advantage Oil & Gas Ltd.

CNW 05:00e 14-JUL-09